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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                       (Amendment No. 1 - Final Amendment)

                    Under the Securities Exchange Act of 1934


                          Jupiter Media Metrix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.01 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    33388751
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                 ALAN SHAPIRO
                          JUPITER MEDIA METRIX, INC.
                        250 PARK AVENUE SOUTH, 7TH FLOOR
                            NEW YORK, NEW YORK 10003
                                 (212) 515-8700

                                 with a copy to:

                                  ERIC SIMONSON
                           BROBECK PHLEGER & HARRISON
                            1633 BROADWAY, 47TH FLOOR
                               NEW YORK, NY 10019
                                 (212) 581-1600
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 20, 2000
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                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|







                         (Continued on following pages)


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-------------------------------         ----------------------------------------
CUSIP NO. 33388751                13D
-------------------------------         ----------------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Jupiter Communications, Inc.
            I.R.S. I.D. # 11-3497726
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) |_|  (b) |_|
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*
                   00
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)              |_|
----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   State of Delaware
----------------------------- --------- ----------------------------------------
                                 7      SOLE VOTING POWER
           NUMBER                                         ---------
             OF
           SHARES
        BENEFICIALLY
          OWNED BY
         REPORTING
           PERSON
            WITH
                              --------- ----------------------------------------
                                 8      SHARED VOTING POWER
                                                                     SEE ITEM 5
                              --------- ----------------------------------------
                                 9      SOLE DISPOSITIVE POWER
                                                                       -------
                              --------- ----------------------------------------
                                 10     SHARED DISPOSITIVE POWER
                                                                       -------
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             SEE ITEM 5
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
                                                                            |-|
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 - SEE ITEM 5
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                                            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT



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Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Jupiter Communications, Inc. that it was the beneficial owner of any of the Common Stock of Jupiter Media Metrix, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


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         Pursuant to Rule 13d-2(a) and Rule 13d-2(e) of Regulation 13D of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned, hereby amends its Schedule 13D statement dated July 6, 2000 (the "Schedule 13D") relating to the shares of common stock of Jupiter Media Metrix, Inc. (the "Issuer").

Item 1.  SECURITY AND ISSUER.
         --------------------
         This amended statement on Schedule 13D/A relates to the common stock, par value $.01 per share (the "Issuer Common Stock"), of Jupiter Media Metrix, Inc., a Delaware corporation (the "Issuer" or "Jupiter Media Metrix"). Since the date of the original Schedule 13D, the Issuer changed its name from "Media Metrix, Inc." to "Jupiter Media Metrix, Inc." The principal executive offices of the Issuer are located at 250 Park Avenue South, 7th Floor, New York, NY 10003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------
         As a result of the merger (the "Merger") of MMX Acquisition Corp., a wholly owned subsidiary of Jupiter Media Metrix, Inc., with and into the undersigned, the undersigned is now a wholly owned subsidiary of Jupiter Media Metrix, Inc. The Voting Agreement and Proxy in respect of which this Schedule 13D was originally filed terminated by their terms upon consummation of the Merger.



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                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 28, 2000                      By: /s/ Jean Robinson
                                                    ----------------------------
                                                        Jean Robinson,
                                                        Chief Financial Officer